SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              24 October 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 24 October 2006 re: Director/PDMR Shareholding





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.

1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director JOHN ERIC DANIELS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. J.E. Daniels:                                                   161,119

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                                     3,974

Hill Samuel Offshore Trust Company Limited (HSOTC):                 108,681

Conditional award of shares under the:

Lloyds TSB performance share plan                                   368,414

Lloyds TSB long-term incentive plan                                 507,692

8 State the nature of the transaction

On 20th October, 2006, 27 shares were acquired by LTSBRCNL AESOP1 at 567p per share for Mr. Daniels, under the Lloyds TSB Group Shareplan as follows:

     22 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 20TH OCTOBER, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. J.E. Daniels:                                                   161,119

LTSBRCNL AESOP1:                                                      4,001

HSOTC:                                                              108,681

Conditional award of shares under the:

Lloyds TSB performance share plan                                   368,414

Lloyds TSB long-term incentive plan                                 507,692

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction

24TH OCTOBER, 2006





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification

2,367,760

23. Any additional information
-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                     020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY

Date of notification     24TH OCTOBER, 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.

1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director MICHAEL EDWARD FAIREY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. M.E. Fairey:                                                      72,365

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                                     3,153

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

- Mr. Fairey (Single company maxi ISA):                               6,784

Hill Samuel Offshore Trust Company Limited (HSOTC):                   54,360

Conditional award of shares under the:

Lloyds TSB performance share plan                                     184,274

Lloyds TSB long-term incentive plan                                   328,846

8 State the nature of the transaction
On 20th October, 2006, 10 shares were acquired by LTSBRCNL AESOP1 at 567p per share for Mr. Fairey, under the Lloyds TSB Group Shareplan as follows:

      5 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH OCTOBER, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. M.E. Fairey:                                                 72,365

LTSBRCNL AESOP1:                                                 3,163

LTSBR(I)NL:

- Mr. Fairey (Single company maxi ISA):                          6,784

HSOTC:                                                           54,360

Conditional award of shares under the:

Lloyds TSB performance share plan                                184,274

Lloyds TSB long-term incentive plan                              328,846

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction

24TH OCTOBER, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,864,934

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                        020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 24TH OCTOBER, 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.

1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

MR ARCHIBALD GERARD KANE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. A.G. Kane:                                                   108,204

Miss D.M. Muirhead (Mrs. Kane):                                  12,613

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                                3,974

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

- Mr. Kane: (Single company maxi ISA):                           1,206

Hill Samuel Offshore Trust Company Limited (HSOTC):              42,702

Conditional award of shares under the:

Lloyds TSB performance share plan                                144,754

Lloyds TSB long-term incentive plan                              288,460

8 State the nature of the transaction

On 20th October, 2006, 27 shares were acquired by LTSBRCNL AESOP1 at 567p per share for Mr. Kane, under the Lloyds TSB Group Shareplan as follows:

     22 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH OCTOBER, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. A.G. Kane:                                                   108,204
Miss D.M. Muirhead (Mrs. Kane):                                  12,613
LTSBRCNL AESOP1:                                                 4,001
LTSBR(I)NL:
- Mr. Kane: (Single company maxi ISA):                           1,206
HSOTC:                                                           42,702
Conditional award of shares under the:
Lloyds TSB performance share plan                                144,754
Lloyds TSB long-term incentive plan                              288,460
PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
24TH OCTOBER, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant -

18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option -

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,587,003

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                    020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY
Date of notification     24TH OCTOBER, 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.

1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director GEORGE TRUETT TATE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. G.T. Tate                                                         1,953

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                                     2,105

Hill Samuel Offshore Trust Company Limited (HSOTC):                   50,068

Conditional award of shares under the:

Lloyds TSB performance share plan                                     169,720

Lloyds TSB long-term incentive plan                                   297,114

8 State the nature of the transaction
On 20th October, 2006, 27 shares were acquired by LTSBRCNL AESOP1 at 567p per share for Mr. Tate, under the Lloyds TSB Group Shareplan as follows:

     22 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 20TH OCTOBER, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR. G.T. TATE                                                         1,953

LTSBRCNL AESOP1:                                                      2,132

HSOTC:                                                                50,068

Conditional award of shares under the:

Lloyds TSB performance share plan                                     169,720

Lloyds TSB long-term incentive plan                                   297,114

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction

24TH OCTOBER, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,116,907

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                         020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 24TH OCTOBER, 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.

1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director
FRANS HIJKOOP

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                                     1,654

Hill Samuel Offshore Trust Company Limited (HSOTC):                   19,205

Conditional award of shares under the:

Lloyds TSB performance share plan                                     65,100

Lloyds TSB long-term incentive plan                                   121,538

8 State the nature of the transaction
On 20th October, 2006, 23 shares were acquired by LTSBRCNL AESOP1 at 567p per share for Mr. Hijkoop, under the Lloyds TSB Group Shareplan as follows:

     18 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH OCTOBER, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:                                                      1,677

HSOTC:                                                                19,205

Conditional award of shares under the:

Lloyds TSB performance share plan                                     65,100

Lloyds TSB long-term incentive plan                                   121,538

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
24TH OCTOBER, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
471,728

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                    020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 24TH OCTOBER, 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.

1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director CAROL FRANCES SERGEANT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                                   1,833

Hill Samuel Offshore Trust Company Limited (HSOTC):                 23,208

Conditional award of shares under the:

Lloyds TSB performance share plan                                   78,670

Lloyds TSB long-term incentive plan                                 128,846



8 State the nature of the transaction
On 20th October, 2006, 27 shares were acquired by LTSBRCNL AESOP1 at 567p per share for Mrs Sergeant, under the Lloyds TSB Group Shareplan as follows:

     22 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH OCTOBER, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:                                                   1,860

HSOTC:                                                            23,208

Conditional award of shares under the:

Lloyds TSB performance share plan                                 78,670

Lloyds TSB long-term incentive plan                               128,846

PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction
24TH OCTOBER, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
470,090

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                     020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 24TH OCTOBER, 2006



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.

1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director CHRISTOPHER MICHAEL WISCARSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. C.M. Wiscarson:                                                   38,920

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                                     4,533

Hill Samuel Offshore Trust Company Limited (HSOTC):                   37,351

Conditional award of shares under the:

Lloyds TSB performance share plan                                     126,614

Lloyds TSB long-term incentive plan                                   163,460

Save & Prosper Personal Equity Plan:

- Mrs. Wiscarson:                                                     6,963

8 State the nature of the transaction

On 20th October, 2006, 27 shares were acquired by LTSBRCNL AESOP1 at 567p per share for Mr. Wiscarson, under the Lloyds TSB Group Shareplan as follows:

     22 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 20TH OCTOBER, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. C.M. Wiscarson:                                                   38,920

LTSBRCNL AESOP1:                                                      4,560

HSOTC:                                                                37,351

Conditional award of shares under the:

Lloyds TSB performance share plan                                     126,614

Lloyds TSB long-term incentive plan                                   163,460

Save & Prosper Personal Equity Plan:

- Mrs. Wiscarson                                                      6,963

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
24TH OCTOBER, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,007,017

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                        020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY

Date of notification 24TH OCTOBER, 2006





Secretary's Department     Direct line: 020-7356 2014
25 Gresham Street          Network: 7-400 2014
London                     Switchboard: 020-7626 1500
EC2V 7HN                   Facsimile: 020-7356 1038
                           Network Fax: 7-400 1038
TNT: 89                    email: Deborah.Saunders@lloydstsb.co.uk


The London Stock Exchange

RNS

10 Paternoster Square                                 24th October, 2006

London EC4M 7LS



Dear Sirs

Lloyds TSB Group plc ordinary shares of 25p each

Notification of interests of directors

Hill Samuel ESOP Trustees Limited, as trustee of the Lloyds TSB Group Shareplan, transferred 107,474 ordinary shares of 25p each in the capital of Lloyds TSB Group plc from Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares), following the forfeiture of shares, under the rules of Shareplan, by participants who have left the group.

The following directors, together with some 77,000 other employees, are potential participants in Shareplan and are, therefore, to be treated as interested in the 679,966 shares held by Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares).

Sir Victor Blank

Mr. J.E. Daniels

Ms. T.A. Dial

Mr. M.E. Fairey

Mr. A.G. Kane

Mr. G.T. Tate

Mrs. H.A. Weir

This notification is made to comply with paragraph 3.1.4(R)(1)(b) of the disclosure rules.

Yours faithfully



D A Saunders

Senior Assistant Secretary





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     24 October 2006